UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Iconix Brand Group, Inc.

(Name of Subject Company)

Iconix Merger Sub Inc.

(Offeror)

a wholly-owned subsidiary of

Iconix Acquisition LLC

(Offeror)

(Name of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

451055305

(Cusip Number of Class of Securities)

Iconix Acquisition LLC

c/o Woods Oviatt Gilman LLP

1900 Bausch & Lomb Place

Rochester, New York 14604

(585) 987-2820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Robert M. Katz, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 906 1609

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$46,503,966.60	$5,073.58

*	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (i) 14,480,623 shares of common stock, par value $0.001 per share (“Shares”), of Iconix Brand Group, Inc., a Delaware corporation (“Iconix”), issued and outstanding multiplied by the offer price of $3.15 per Share and (ii) 282,541 Shares issuable pursuant to outstanding restricted stock units multiplied by the offer price of $3.15 per Share. The foregoing share figures have been provided by Iconix and are as of June 29, 2021, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021 beginning on October 1, 2020, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 5,073.58.	Filing Party: Iconix Acquisition LLC.
Form or Registration No.: Schedule TO.	Date Filed: July 2, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement filed under cover of Schedule TO with the Securities and Exchange Commission on July 2, 2021 (as may be amended or supplemented from time to time, the “Schedule TO”) with respect to the offer by Iconix Merger Sub Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Iconix Acquisition LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Shares”), of Iconix Brand Group, Inc., a Delaware corporation (“Iconix”), at a price of $3.15 per Share, net to the seller thereof in cash without interest and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase, dated July 2, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase.

Item 1 through 9 and 11.

Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

“The Offer and withdrawal rights expired one minute after 11:59 p.m., New York City time, on July 30, 2021. Purchaser was advised by the Depositary and Paying Agent that approximately a total of 8,193,534 Shares were validly tendered into and not withdrawn from the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery), representing approximately 56.3037% of the currently outstanding Shares.

The number of Shares tendered into the Offer (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Condition. All other conditions to the Offer having been satisfied or waived, and Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

As the final step of the Transactions, Iconix, Parent and Purchaser expect to effect the Merger under Section 251(h) of the DGCL, pursuant to which Purchaser will merge with and into Iconix, with Iconix surviving as a wholly owned indirect subsidiary of Parent on August 4, 2021. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Iconix or owned by any direct or indirect wholly owned subsidiary of Iconix and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent, or by any stockholders of Iconix who have properly exercised their appraisal rights under Section 262 of the DGCL) will be, without any further action on the part of the holder of such Share, converted into the right to receive an amount in cash equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on the Nasdaq. Iconix and Parent will take steps to cause the Shares to be deregistered under the Exchange Act as promptly as practicable.

The press release announcing the expiration, the results and the successful completion of the Offer is attached hereto as Exhibit (a)(5)(B).”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

EXHIBIT INDEX

(a)(5)(B)	Press Release issued by Purchaser, Parent and Lancer on August 2, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2021

ICONIX ACQUISITION LLC

By: Avram Glazer Irrevocable Exempt Trust, its sole member

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Trustee

ICONIX MERGER SUB INC.

By:	/s/ Avram Glazer
	Name:	Avram Glazer
	Title:	Director and President